NORTHSTAR VARIABLE ANNUITY

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
Northstar Variable Account

Supplement dated April 28, 2006, to the prospectus dated August 8, 1997. Please read it carefully and keep it with your prospectus for future reference.

INFORMATION REGARDING SUB-ACCOUNT ADDITIONS

Effective April 28, 2006, the following Investment Fund is added as an available Sub-Account under your Contract:

- ING VP Balanced Portfolio (Class I)